Filed by CVS Corporation pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc. Commission File No.: 001-14200

CVS Says Express Scripts' Second Request Confirms the Serious Antitrust Concerns Overhanging Its Highly Conditional Offer

WOONSOCKET, R.I. --March 7, 2007--CVS Corporation (NYSE: CVS) issued the following statement today in response to the announcement by Express Scripts (NASDAQ: ESRX) that it expects to receive a second request for information from the Federal Trade Commission in connection with the hostile offer to acquire Caremark Rx, Inc. (NYSE: CMX):

Today's announcement by Express Scripts validates the risky and highly conditional nature of its takeover offer, and serves as a stark reminder to Caremark shareholders of the substantial deficiencies in the Express Scripts bid. Despite repeated claims by Express Scripts to the contrary and the last minute withdrawal of its initial Hart-Scott-Rodino filing one month ago, today's announcement confirms that the FTC is in the midst of an exacting investigation that is nowhere near conclusion.

History has shown that "3 into 2" mergers are often unsuccessful and almost always substantially delayed and/or challenged by regulators. Clearly, the FTC staff, as well as the 22 state Attorneys General that are reviewing the anti-competitive effects of this hostile takeover bid, have identified serious antitrust concerns that, at a minimum, will require in-depth investigation and may well prevent this transaction from ever moving forward. Consequently, Express Scripts' ability to pursue its ill-advised bid for Caremark will now be delayed for a minimum of several additional months, leaving Caremark shareholders even more exposed to ending up with a transaction on substantially reduced terms or no deal at all. In stark contrast, the vertical nature of the CVS/Caremark merger resulted in prompt clearance by the FTC and state regulatory authorities who identified no significant antitrust concerns.

"The differences between the proposed CVS/Caremark merger and the Express Scripts attempted takeover could not be more clear than they are today," said Tom Ryan, Chairman, President and CEO of CVS. "CVS and Caremark stand poised to begin delivering the many financial and strategic benefits afforded by our transaction. Our offer provides certainty of closure, superior shareholder value and substantial financial and healthcare benefits that stem from the unique products and services that only a CVS/Caremark combination can provide. Express Scripts has done its best to distract shareholders from the shortcomings of its highly conditional offer. Express Scripts' announcement earlier today that it had conveniently decided to increase EPS guidance is just another attempt to mask the substantial anti-trust risk inherent in its proposal. Having cleared all regulatory hurdles, we look forward to obtaining shareholder approval and closing our transaction in mid-March."

About CVS

CVS is America's largest retail pharmacy, operating approximately 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

CONTACT:	For CVS: Investor Inquiries: Nancy Christal, 914-722-4704 or Media Inquiries: Eileen Howard Dunn, 401-770-4561